Contact

www.linkedin.com/in/jselikoff
(LinkedIn)

Top Skills

Financial Modeling
Finance
Financial Analysis

Jeff Selikoff

Investor, Advisor, Board Director
Salt Lake City Metropolitan Area

Summary

Experienced financial analyst and investment manager with a demonstrated history of achieving high risk-adjusted returns in the venture capital and private equity industry

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Experience

Alta Ridge Capital
Principal
2016 - Present (8 years)

Private investments

Connecticut International
President
2009 - Present (15 years)

UC Davis
Chief Financial Analyst
2013 - 2015 (2 years)
Davis, CA

Dog SnorZ
Chief Financial Officer
2012 - 2014 (2 years)

GE Healthcare
Global Financial Analyst
2012 - 2013 (1 year)

GE Capital
4 years

Lead Financial Analyst - Global Sponsor Finance
2010 - 2012 (2 years)

Commercial Loan Portfolio Analyst

2008 - 2010 (2 years)

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Education

University of California, Davis - Graduate School of Management
Master of Business Administration (MBA), Finance and
Investments · (2014 - 2016)

The University of Connecticut School of Business

University of Pennsylvania

Stanford University